UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

LOOP INDUSTRIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

543518104
(CUSIP Number)

Byungsun Choi SK global chemical Co., Ltd. 26, Jong-ro, Jongno-gu Seoul, Korea 03118 +82-2-2121-5426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543518104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SK global chemical Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,714,813

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,714,813

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,714,813

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	543518104

Item 1.  Security and Issuer.
This report on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Loop Industries Inc., a Nevada corporation (“Loop” or the “Issuer”). The address of the principal executive offices of the Issuer is 480 Fernand-Poitras Terrebonne, Québec, Canada J6Y 1Y4.

Item 2.  Identity and Background.

(a) – (c), (f)     This Schedule 13D is filed by SK global chemical Co., Ltd. a Korean company (“SKGC” or the “Reporting Person”). The address of the principal business and principal office of the Reporting Person is 26, Jong-ro, Jongno-gu, Seoul, Korea 03118.
The principal business of SKGC is the development of petrochemical products and solutions with a focus upon the energy and chemical sectors.
Set forth on Annex A attached hereto is a list of the directors and executive officers of the Reporting Person (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated on Annex A, each of the Covered Persons is a citizen of the Republic of Korea.
(d) – (e)         During the last five years, none of the Reporting Person nor, to the best of its knowledge, any of its directors, executive officers or members (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

On June 22, 2021, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with SKGC. Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell to SKGC the following securities:

•	4,714,813 shares of the Issuer Common Stock at a purchase price of $12.00 per share;
•	warrants to purchase 4,714,813 shares of the Issuer Common Stock an exercise price of $15.00;
•	warrants to purchase 2,357,407 shares of the Issuer Common Stock for an exercise price of $20.00; and
•	warrants to purchase 461,298 shares of the Issuer Common Stock for an exercise price of $11.00,

for an aggregate purchase price of approximately $56.5 million (the “Transaction”). The Transaction closed on July 29, 2021.

The payment of the aggregate purchase price by SKGC described above was funded by cash on hand.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following: The information in Item 6 of this Schedule 13D is incorporated herein by reference. The Reporting Person intends to review on a continuing basis its investment in the Issuer. The Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Person may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer such as the Warrants) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person. Mr. Jonghyuk Lee, an employee of SKGC, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.   Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No.	543518104

Item 5.  Interest in Securities of the Issuer.
(a) - (b)      Immediately following the closing, SKGC directly holds and beneficially owns 4,714,813 shares of the Issuer’s Common Stock, representing approximately 10.0% of the Issuer’s outstanding Common Stock based on 42,445,351 shares of common stock and issued and outstanding as of July 14, 2021, as stated in the Issuer’s Quarterly Report on Form 10-Q dated as of July 15, 2021, and warrants to purchase 461,298 shares of the Issuer’s Common Stock.
(c) Except as described in this Schedule 13D, to the knowledge of SKGC, SKGC has not effected any transactions in the shares of the Issuer’s Common Stock during the past 60 days.
(d) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than SKGC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by SKGC.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 3 of this Schedule 13D is incorporated herein by reference.
Investors Rights Agreement
On July 29, 2021, in connection with the closing of the Purchase Agreement, the Issuer, SKGC and Daniel Solomita entered into an Investors Rights Agreement (the “Investors Rights Agreement”) providing for certain rights and restrictions relating to the investment by SKGC.
Board Representation. The Investors Rights Agreement provides that SKGC is entitled to designate one person (the “SK Designee”) to be appointed to the Issuer’s Board. The SK Designee was appointed to the Board effective as of July 29, 2021. SKGC will have the right to require the Board to nominate a SK Designee for election to the Board until the earlier to occur of (i) the date that SKGC and its affiliates beneficially own less than 4,000,000 shares of Common Stock or (ii) the date that SKGC and its affiliates beneficially own a number of shares of the Common Stock equivalent to less than 5.0% of the number of shares of Common Stock issued and outstanding.
Standstill Obligations. The Investors Rights Agreement provides that SKGC and its respective affiliates will be subject to a standstill provision commencing on the closing date until the later of (i) the date that concludes any 90 day continuous period during which no SK Designee serves on the Board and (ii) the date on which SKGC and its affiliates beneficially own less than 5.0% of the issued and outstanding Common Stock (the “Standstill Period”). During the Standstill Period, SKGC and its affiliates will not, among other things and subject to specified exceptions: (a) acquire any securities of the Issuer (except for purchases of Common Stock in the public market to the extent necessary to reverse any decrease in such parties’ percentage ownership of the issued and outstanding Common Stock resulting solely from a net increase in the number of shares of issued and outstanding Common Stock); (b) propose any merger, consolidation, business combination, tender offer or similar transaction involving the Issuer; (c) solicit proxies or consents to vote any securities of the Issuer; (d) form, join or participate in any group (as such term is used in the rules of the Securities and Exchange Commission); or (e) seek to call a meeting of the stockholders of the Issuer or propose any matter to be voted upon by the stockholders of the Issuer.
Transfer Restrictions.  The Investors Rights Agreement also provides that, for a period ending on the second anniversary of the closing of the Transaction (the “Lock-Up Period”), SKGC will be prohibited from transferring any Common Stock, subject to certain exceptions. SKGC will also be generally prohibited from transferring Common Stock to any competitor of the Issuer (as determined by the Board).
Resale Registration Rights.  The Investors Rights Agreement includes customary resale shelf registration rights for SKGC that require the Issuer to register the Common Stock held by SKGC for resale following the expiration of the Lock-Up Period.
Voting Arrangements.  Under the Investors Rights Agreement, Mr. Solomita agrees, with respect to any matter that needs to be approved by shareholders of the Issuer to give effect to SKGC’s rights under the Investors Rights Agreement, the Purchase Agreement, and the Warrants (the “Required Approvals”), that he shall vote (or cause to be voted), or deliver a proxy (or cause a proxy to be delivered) covering all of the shares of the Series A Preferred Stock of the Issuer and the Common Stock for which Mr. Solomita is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over: (i) in favor of the Required Approvals and (ii) against any proposal that conflicts with or would interfere with the exercise of the SKGC’s rights under the Investors Rights Agreement.

CUSIP No.	543518104
Warrants
On July 29, 2021, pursuant to the Purchase Agreement, the Issuer issued the following warrants in favor of SKGC:
First Tranche Warrants. Warrants to purchase 4,714,813 shares of Common Stock for an exercise price of $15.00 (the “First Tranche Warrants”), with an expiration date of the third anniversary of the issue date;
Second Tranche Warrants. Warrants to purchase 2,357,407 shares of Common Stock for an exercise price of $20.00 (the “Second Tranche Warrants”), with an expiration date of the earliest of (A) the date that is the third anniversary of the First Plant Milestone (as defined in the Second Tranche Warrants), (B) the expiration of the JV Negotiation Period (as defined in the Second Tranche Warrants), provided that the Joint Venture Transaction Agreements (as defined in the Second Tranche Warrants) have not been executed by the expiration of the JV Negotiation Period and (C) the third anniversary of the BDP Date (as defined in the Second Tranche Warrants), provided that the First Plant Milestone has not occurred as of such date; and
Third Tranche Warrants. Warrants to purchase 461,298 shares of Common Stock for an exercise price of $11.00 (the “Third Tranche Warrants,” and together with First Tranche Warrants and the Second Tranche Warrants, the “Warrants”), with an expiration date of June 14, 2022.
On July 29, 2021, the parties to the Purchase Agreement entered into an amendment to such Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the Purchaser may only exercise the First Tranche Warrant at any time beginning on January 29, 2022  and the Second Tranche Warrant at any time on or after the later to occur of (i) January 29, 2022 and (ii) the first business day following the First Plant Milestone prior to its expiration date.  The Amendment also amended the form of Investors Rights Agreement to be executed as of closing.

Item 7.  Material to Be Filed as Exhibits.

 Exhibit A     Investors Rights Agreement, dated as of July 29, 2021, by and between the Issuer, SKGC and Daniel Solomita (filed herewith)
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2021
Dated

/s/
Signature

Byungsun Choi / Project Leader
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.	543518104

ANNEX A

Executive Officers and Directors of SK global chemical Co., Ltd.

Business Address: 26, Jong-ro, Jongno-gu, Seoul, Korea 03188

Name:	Principal Occupation:
Kyungsoo Na	Representative Director
Wongyu Seo	Director
Jeongsu Kim	Director
Sanggoo Roh	Other non-executive director
Hwanjoon Choi	Other non-executive director
Youngkwang Kim	Inspection Commissioner

CUSIP No.	543518104
EXHIBIT A
INVESTORS RIGHTS AGREEMENT

By and Between

SK GLOBAL CHEMICAL CO., LTD.

LOOP INDUSTRIES, INC.,

AND

DANIEL SOLOMITA

Dated as of July 29, 2021

TABLE OF CONTENTS

1.	Definitions		3

2.	Registration Rights		9

	2.1	Required Registration	9
	2.2	Revocation of Required Registration	9
	2.3	Continuous Effectiveness of Registration Statement	9
	2.4	Obligations of the Company	10
	2.5	Information; Investor Covenants	12
	2.6	Expenses	12
	2.7	Indemnification	13
	2.8	SEC Reports	15
	2.9	Legend Removal	15

3.	Restrictions on Beneficial Ownership		15

	3.1	Standstill	15

4.	Restrictions on Dispositions		17

	4.1	Lock-Up	17
	4.2	Certain Dispositions During Lock-Up	18
	4.3	Certain Dispositions and Indirect Transfers	18
	4.4	Effect of Prohibited Disposition	19
	4.5	Compliance with Laws	19
	4.6	Legends	19
	4.7	Offering Lock-Up	19

5.	Voting Agreement		20

	5.1	Voting of Shares held by Founder	20
	5.2	Founder Covenant	20

6.	Board Composition		20

7.	Subscription Right.		22

8.	Miscellaneous		23

	8.1	Governing Law; Submission to Jurisdiction	23
	8.2	Dispute Resolution	23
	8.3	Waiver	24
	8.4	Notices	24
	8.5	Entire Agreement	24
	8.6	Amendments	24
	8.7	Interpretation	24
	8.8	Severability	25
	8.9	Assignment	25

i

8.10	Successors and Assigns	26
8.11	Counterparts	26
8.12	Fees and Expenses	26
8.13	Third Party Beneficiaries.	26
8.14	Remedies	26
8.15	Specific Performance	26
8.16	Confidentiality	27
8.17	Termination.	28

Exhibit A – Notice Addresses

ii

INVESTORS RIGHTS AGREEMENT

THIS INVESTORS RIGHTS AGREEMENT (this “Agreement”) is made as of July 29, 2021, by and among SK global chemical Co., Ltd., a company incorporated and existing under the laws of the Republic of Korea with its principal offices at 26, Jong-ro, Jongno-gu, Seoul, Korea 03118 (the “Investor”), Loop Industries, Inc., a company incorporated and existing under the laws of the State of Nevada with its principal offices at 480 Fernand-Poitras Terrebonne, Québec, Canada J6Y 1Y4 (the “Company”), and Daniel Solomita, solely in his individual capacity and for the purposes of Section 5 (the “Founder”).
WHEREAS, the Securities Purchase Agreement, dated as of June 22, 2021, by and between the Investor and the Company (the “Purchase Agreement”) provides for the issuance and sale by the Company to the Investor, and the purchase by the Investor, of a number of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and certain warrants for the purchase of shares of Common Stock (the “Warrants”, and together with the shares of Common Stock purchased under the Purchase Agreement (the “Purchased Shares”) and the shares of Common Stock issued upon exercise of the Warrants (the “Warrant Shares”), the “Purchased Securities”); and
WHEREAS, as a condition to consummating the transactions contemplated by the Purchase Agreement, the Investor, the Company and the Founder have agreed upon certain rights and restrictions as set forth herein with respect to the Purchased Securities and other securities of the Company beneficially owned by the Investor and its Affiliates, and it is a condition to the closing of the transactions contemplated by the Purchase Agreement that this Agreement be executed and delivered by the Investor and the Company.
NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set forth, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Definitions. As used in this Agreement, the following terms shall have the following meanings:
(a) “Acquisition Proposal” shall have the meaning set forth in Section 3.1(d).
(b) “Additional Subscription Shares” shall have the meaning set forth in Section 7.1.
(c) “Affiliate” shall mean, with respect to any Person, another Person that controls, is controlled by or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the purposes of this Agreement, in no event shall (i) the Investor or any of its Affiliates be deemed Affiliates of the Company or any of its Affiliates, (ii) the Company or any of its Affiliates be deemed Affiliates of the Investor or any of its Affiliates or (iii) the Joint Venture or any other Person formed pursuant to the Joint Venture Transaction Agreements be deemed an Affiliate of either the Company or the Investor.
(d) “Agreement” shall have the meaning set forth in the Preamble, including all Exhibits attached hereto.
(e) “Arbitration” shall have the meaning set forth in Section 8.2.
(f) “Award” shall have the meaning set forth in Section 8.2.
(g) “beneficial owner,” “beneficially owns,” “beneficial ownership” and terms of similar import used in this Agreement shall, with respect to a Person, have the meaning set forth in Rule 13d-3 under the Exchange Act (i) assuming the full conversion into, and exercise and exchange for, shares of Common Stock of all Common Stock Equivalents beneficially owned by such Person and (ii) determined without regard for the number of days within which such Person has the right to acquire such beneficial ownership.
(h) “Board” shall mean the Board of Directors of the Company.
(i) “Business Combination” shall have the meaning set forth in Section 3.1(g).
(j) “Business Day” shall mean a day on which commercial banking institutions in Montreal, Québec, New York, New York and Seoul, the Republic of Korea are open for business.
(k) “Change of Control” shall mean, with respect to the Company, any of the following events: (i) any Person is or becomes the beneficial owner (except that a Person shall be deemed to have beneficial ownership of all shares that any such Person has the right to acquire, whether such right which may be exercised immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power represented by all shares of Common Stock and any other voting securities of the Company then issued and outstanding; (ii) the Company consolidates with or merges into another corporation or entity, or any corporation or entity consolidates with or merges into the Company, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) a majority of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person becomes the beneficial owner, directly or indirectly, of a majority of the total voting power of all shares of Common Stock and any other voting securities of the Company then issued and outstanding or (iii) the Company conveys, transfers or leases all or substantially all of its assets to any Person other than a wholly-owned Affiliate of the Company.
(l) “Closing Date” shall have the meaning set forth in the Purchase Agreement.

(m) “Common Stock” shall have the meaning set forth in the Preamble.
(n) “Common Stock Equivalents” shall mean any options, warrants or other securities or rights convertible into or exercisable or exchangeable for, whether directly or following conversion into or exercise or exchange for other options, warrants or other securities or rights, shares of Common Stock.
(o) “Company” shall have the meaning set forth in the Preamble.
(p) “Competitor” shall mean any Person that, directly or indirectly, through one or more of its Affiliates, (i) engages in a business that is engaged in commercializing rDMT/rMEG products or manufacturing technology based on methanolysis below 150 degrees Celsius or (ii) owns a controlling equity interest in any Person described under clause (i) hereof, in each case, as determined by the Board (excluding the Investor Designee, if any) acting in good faith.
(q) “Derivative” shall have the meaning set forth in Section 3.1(a).
(r) “Director Conditions” shall have the meaning set forth in Section 6(b).
(s) “Director Period” shall mean the period commencing on the Closing Date and ending on the earlier to occur of (i) the date on which the Investor and its Affiliates beneficially own less than 4,000,000 shares of Common Stock and (ii) the date on which the Investor and its Affiliates beneficially own (without regard to any Common Stock Equivalents beneficially owned by such Persons) less than five percent (5.0%) of the shares of Common Stock then issued and outstanding.
(t) “Disposition” or “Dispose of” shall mean any (i) offer, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant for the sale of, or other disposition of or transfer of any shares of Common Stock, or any Common Stock Equivalents, including, without limitation, any “short sale” or similar arrangement, or (ii) hedge, swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequence of ownership of shares of Common Stock, whether any such hedge, swap, agreement or transaction is to be settled by delivery of Common Stock, other securities, in cash or otherwise.
(u) “Dispute” shall have the meaning set forth in Section 8.2.
(v) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.
(w) “Founder” shall have the meaning set forth in the Preamble.
(x) “Founder Shares” shall have the meaning set forth in Section 5.1(a).
(y) “Free Writing Prospectus” shall have the meaning set forth in Section 2.4(c).

(z) “fully-diluted ownership” shall have the meaning set forth in Section 7.1.
(aa) “Governmental Authority” shall mean any court, agency, authority, department, regulatory body or other instrumentality of any government or country or of any national, federal, state, provincial, regional, county, city or other political subdivision of any such government or country or any supranational organization of which any such country is a member.
(bb) “ICC Arbitration Rules” shall have the meaning set forth in Section 8.2.
(cc) “Indirect Transfer” or “Indirectly Transfer” means any transfer, sale or other disposition of any equity interests in the Investor or any Affiliate of the Investor that, directly or indirectly, controls the Investor (other than SK global chemical Co., Ltd. or any such Affiliate that is a Person whose equity interests are listed on a stock market or stock exchange or an investment fund).
(dd) “Investor” shall have the meaning set forth in the Preamble.
(ee) “Investor Affiliate Assignee” shall have the meaning set forth in Section 8.9.
(ff) “Investor Affiliate Assignee Joinder” shall have the meaning set forth in Section 8.9.
(gg) “Investor Affiliate Assignee Parent” shall have the meaning set forth in Section 8.9.
(hh) “Investor Affiliate Holder” shall have the meaning set forth in Section 8.16.
(ii) “Investor Designee” shall have the meaning set forth in Section 6(a).
(jj) “Investor Permitted Assignment” shall have the meaning set forth in Section 8.9.
(kk) “Joint Venture” shall have the meaning set forth in the Purchase Agreement.
(ll) “Joint Venture Negotiation Period” shall have the meaning set forth in the Purchase Agreement.
(mm) “Joint Venture Transaction Agreements” shall have the meaning set forth in the Purchase Agreement.
(nn) “Law” or “Laws” shall mean all laws, statutes, rules, regulations, orders, judgments, injunctions and/or ordinances of any Governmental Authority.

(oo) “Lock-Up Term” shall have the meaning set forth in Section 4.1(a).
(pp) “Modified Clause” shall have the meaning set forth in Section 8.8.
(qq) “New Securities” shall mean any shares of Common Stock or Common Stock Equivalents, except for (a) shares of Common Stock or Common Stock Equivalents that may be issued to employees or directors of, or advisors or consultants to, the Company pursuant to an employee incentive equity program of the Company or other agreement or arrangement as approved by the Board, (b) shares of Common Stock or Common Stock Equivalents issued as a dividend or other distribution on outstanding securities of the Company; (c) shares of Common Stock or Common Stock Equivalents that are issued by reason of a stock split, split-up or other reorganization or recapitalization of the Company; (d) shares of Common Stock or Common Stock Equivalents issued upon the exercise or conversion of Common Stock Equivalents; (e) shares of Common Stock or Common Stock Equivalents issued as acquisition consideration pursuant to the acquisition of another Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement (provided that shares of Common Stock or Common Stock Equivalents issued in a Qualified Acquisition Issuance shall be deemed New Securities), (f) Additional Subscription Shares and (g) warrants issued pursuant to that certain Loan Offer, dated July 24, 2019, by and among Investissement Québec, the Company and Loop Canada Inc., as amended, supplemented or otherwise modified from time to time.
(rr) “New Securities Issuance” shall have the meaning set forth in Section 7.1.
(ss) “Offering Lock-Up Term” shall have the meaning set forth in Section 4.7.
(tt) “Offeror” shall have the meaning set forth in Section 3.1(d).
(uu) “Permitted Purchases” shall mean purchases of Common Stock by the Investor and/or, subject to compliance with Section 4.1, its Affiliates, to the extent necessary to reverse any decrease in the aggregate percentage of the issued and outstanding shares of Common Stock beneficially owned by the Investor and its Affiliates that results solely from a net increase in the number of issued and outstanding shares of Common Stock.
(vv) “Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, government or any department or agency thereof or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.
(ww) “Purchase Agreement” shall have the meaning set forth in the Preamble, and shall include all Exhibits attached thereto.
(xx) “Purchased Securities” shall have the meaning set forth in the Preamble, and shall be adjusted for (i) any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization and (ii) any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the Purchased Securities.
(yy) “Purchased Shares” shall have the meaning set forth in the Preamble.
(zz) “Qualified Acquisition Issuance” shall have the meaning set forth in Section 7.1.
(aaa) “registers,” “registered,” and “registration” refer to a registration effected by preparing and filing a Registration Statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such Registration Statement or document by the SEC.
(bbb) “Registrable Securities” shall mean (i) the Purchased Shares and the Warrant Shares, together with any shares of Common Stock issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization, (ii) any shares of Common Stock purchased in Permitted Purchases, (iii) any Additional Subscription Shares and (iv) any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the shares of Common Stock described in clauses (i), (ii) and (iii) of this definition, provided, however, that shares of Common Stock shall cease to be Registrable Securities when either (A) such shares have been disposed of in accordance with the Registration Statement, or (B) such shares may be sold under Rule 144 of the Securities Act without any limitation as to time, volume or manner of sale and without the need for the Company to comply with the current public information requirement under Rule 144(c)(1) of the Securities Act.
(ccc) “Registration Statement” shall have the meaning set forth in Section 2.1.
(ddd) “Representatives” shall mean, with respect to any Person, its officers, directors, principals, partners, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, potential debt and equity financing sources (excluding any co-investors), and other representatives.
(eee) “Required Approvals” shall have the meaning set forth in Section 5.1.
(fff) “Required Period” shall have the meaning set forth in Section 2.3.
(ggg) “Required Registration” shall have the meaning set forth in Section 2.1.
(hhh) “SEC” shall mean the United States Securities and Exchange Commission.

(iii) “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
(jjj) “Standstill Term” shall have the meaning set forth in Section 3.1.
(kkk)           “Subscription Notice” shall have the meaning set forth in Section 7.2.
(lll) “Subscription Right” shall have the meaning set forth in Section 7.1.
(mmm)          “Third Party” shall mean any Person other than the Investor or any of its Affiliates.
(nnn) “Trading Day” shall mean a day on which the relevant Trading Market is open for trading.
(ooo) “Trading Market” shall mean any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).
(ppp) “Tribunal” shall have the meaning set forth in Section 8.2.
(qqq) “Violation” shall have the meaning set forth in Section 2.7(a).
(rrr) “Volume-Weighted Average Closing Price” shall mean, for any period of Trading Days, the volume-weighted (based on the number of shares of Common Stock traded on each day that the closing price is used for this calculation) average of the closing sale price per share of the Common Stock on the relevant Trading Market during such period.
(sss) “Warrant Shares” shall have the meaning set forth in the Preamble.
(ttt) “Warrants” shall have the meaning set forth in the Preamble.
2. Registration Rights.
2.1 Required Registration. As soon as practicable, but in any event within 90 days after the expiration of the Lock-Up Term, the Company shall prepare and file with the SEC a Registration Statement on Form S-3 covering the resale of the Registrable Securities as a secondary offering to be made on a continuous basis pursuant to Rule 415 (the “Required Registration”). The applicable Registration Statement (including any preliminary or final prospectus or prospectus supplement contained therein) is referred to herein as the “Registration Statement.”
2.2 Revocation of Required Registration. With respect to the Required Registration, the Investor may, at any time prior to the effective date of such Registration Statement, waive the requirement to have all or any of the Registrable Securities owned by the

Investor included therein by providing a written notice to the Company, in which case such Registrable Securities will not be included in such Registration Statement.
2.3 Continuous Effectiveness of Registration Statement. The Company will use its commercially reasonable efforts to cause the Registration Statement filed pursuant to this Section 2 to be declared effective by the SEC or to become effective under the Securities Act as promptly as practicable and to keep such Registration Statement that has been declared or becomes effective continuously effective until the Investor no longer holds any Registrable Securities or unexercised Warrants (the “Required Period”).
2.4 Obligations of the Company. In connection with the Registration Statement and during the Required Period, the Company shall:
(a) prepare and file with the SEC a Registration Statement with respect to the Registrable Securities; provided that at least ten (10) Business Days prior to filing the Registration Statement or any prospectus or any amendments or supplements thereto, the Company shall furnish to the Investor and its counsel copies of all such documents proposed to be filed, and the Investor shall have the opportunity to comment on any information that is contained therein and the Company shall consider all such comments in good faith and shall make the corrections reasonably requested by the Investor with respect to any information pertaining solely to the Investor and the plan of distribution prior to filing the Registration Statement or other documents;
(b) prepare and file with the SEC such amendments, including post-effective amendments to the Registration Statement and/or replacement shelf registration statements and supplements to the Registration Statement and any prospectus used in connection therewith as may be necessary to keep the Registration Statement effective for the Required Period, and cause the prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act, to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement for the Required Period; provided that at least ten (10) Business Days prior to filing any such amendments and post-effective amendments or supplements thereto, the Company shall furnish to the Investor and its counsel copies of all such documents proposed to be filed, and promptly incorporate into a Registration Statement, prospectus supplement or post-effective amendment such information as the Investor reasonably requests should be included therein relating to the plan of distribution with respect to such Registrable Securities; and make all required filings of such prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;
(c) furnish to the Investor such numbers of conformed copies of such Registration Statement, and of each amendment and supplement thereto, such number of copies of the prospectus contained in or deemed part of such Registration Statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities;

(d) notify the Investor promptly of the filing of the Registration Statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective to the Registration Statement and/or replacement shelf registration statement or any Free Writing Prospectus utilized in connection therewith;
(e) notify the Investor, promptly after the Company shall receive notice thereof, of the time when the Registration Statement becomes or is declared effective or when any amendment or supplement or any prospectus forming a part of such Registration Statement has been filed;
(f) notify the Investor promptly of any comment letter from the SEC or any request by the SEC or any other U.S. or state Governmental Authority for the amending or supplementing of the Registration Statement or prospectus or for additional information and promptly deliver to the Investor copies of any comments received from the SEC and any correspondence from and to the SEC and respond as promptly as reasonably practicable to such comments;
(g) notify the Investor promptly of any stop order suspending the effectiveness of the Registration Statement or prospectus or the initiation of any proceedings for that purpose, and use all reasonable efforts to obtain the withdrawal of any such order or the termination of such proceedings;
(h) use all reasonable efforts to register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky Laws of such jurisdictions as shall be reasonably requested by the Investor, use all reasonable efforts to keep each such registration or qualification effective, including through new filings, or amendments or renewals, during the Required Period, and notify the Investor of the receipt of any written notification with respect to any suspension of any such qualification or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, except as may be required by the Securities Act;
(i) promptly notify the Investor at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in the Registration Statement or any offering memorandum or other offering document includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare a supplement or amendment to such prospectus or file any other required document so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of material fact or omit to state any fact necessary to make the statements therein not misleading;
(j) use all reasonable efforts to comply with all applicable rules and regulations of the SEC relating to such registration and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act, provided that the Company will be deemed to have complied with this Section 2.4(j) with respect to such earning statements if it has satisfied the provisions of Rule 158 promulgated under the Securities Act;
(k) maintain a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date no later than the effective date of such Registration Statement;
(l) notify the Investor promptly upon the happening of any event that makes any statement made in such Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such Registration Statement, prospectus or documents so that, in the case of the Registration Statement, it will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that such notice need not include the nature or details concerning such event;
(m) if requested by counsel to the Investor, (i) promptly incorporate in a prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees (upon advice of counsel) is required to be included therein and (ii) make all required filings of such prospectus supplement or such post-effective amendment promptly after the Company has received notification of the matters to be incorporated in such prospectus supplement or post-effective amendment and has agreed to their inclusion in the Registration Statement; and
(n) cause the Registrable Securities covered by such Registration Statement to be listed on each securities exchange, if any, on which equity securities issued by the Company are then listed.
2.5 Information; Investor Covenants. It shall be a condition precedent to the obligations of the Company to take any reasonable action pursuant to this Section 2 with respect to the Registrable Securities that the Investor furnish to the Company such information regarding itself and the Registrable Securities held by it as is required by Regulation S-K Item 507 or as shall be necessary to effect the registration of the Registrable Securities. The Investor agrees that, upon receipt of any notice from the Company of the happening of an event pursuant to Section 2.4(i) hereof, the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities, until the Investor is advised by the Company that such dispositions may again be made. The Investor covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.
2.6 Expenses. The Company will pay all expenses associated with the preparation and filing of a Registration Statement, including, without limitation, filing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the

Registrable Securities for sale under applicable state securities Laws and listing fees. In no event shall the Company be responsible for any discounts, commissions, fees and expenses of the Investor’s counsel, underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.
2.7 Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Agreement:
(a) The Company shall indemnify and hold harmless the Investor, any underwriter (as defined in the Securities Act) for the Investor and each Person, if any, who controls the Investor or underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, owners, agents and employees of such controlling Persons, against any and all losses, claims, damages or liabilities (joint or several) to which they may become subject under any securities Laws including, without limitation, the Securities Act, the Exchange Act, or any other statute or common law of the United States or any other country or political subdivision thereof, or otherwise, including the amount paid in settlement of any litigation commenced or threatened (including any amounts paid pursuant to or in settlement of claims made under the indemnification or contribution provisions of any underwriting or similar agreement entered into by the Investor in connection with any offering or sale of securities covered by this Agreement), and shall promptly reimburse them, as and when incurred, for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each, a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into such Registration Statement, including any preliminary prospectus or final prospectus contained therein or any free writing prospectus or any amendments or supplements thereto, or in any offering memorandum or other offering document relating to the offering and sale of such securities, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities Law, or any rule or regulation promulgated under any state securities Law, in each case arising from such Registration Statement; provided, however, the Company shall not be liable in any such case for any such loss, claim, damage, liability or action to the extent that it (A) arises out of or is based upon a Violation which occurs solely in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Investor; or (B) is caused by the Investor’s disposition of Registrable Securities after notice from the Company pursuant to Section 2.4(g) during any period during which the Investor is obligated to discontinue any disposition of Registrable Securities as a result of any stop order suspending the effectiveness of any Registration Statement or prospectus with respect to Registrable Securities. The Company shall pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 2.7(a), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) The Investor shall indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the Registration Statement, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the officers, directors, owners, agents and employees of such controlling Persons, any underwriter, any other Investor selling securities in such Registration Statement and any controlling Person of any such underwriter or other Investor, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing Persons may become subject, under liabilities (or actions in respect thereto) which arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation: (i) arises out of or is based upon a Violation which occurs solely in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Investor; or (ii) is caused by the Investor’s disposition of Registrable Securities after notice from the Company pursuant to Section 2.4(g) during any period during which the Investor is obligated to discontinue any disposition of Registrable Securities as a result of any stop order suspending the effectiveness of any Registration Statement or prospectus with respect to Registrable Securities. The Investor shall pay, as incurred, any legal or other expenses reasonably incurred by any Person intended to be indemnified pursuant to this Section 2.7(b), in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without consent of the Investor, which consent shall not be unreasonably withheld.
(c) Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any action by a Governmental Authority), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial in a material respect to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, but the omission so to deliver written notice to the indemnifying party shall not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.
(d) In order to provide for just and equitable contribution to joint liability in any case in which a claim for indemnification is made pursuant to this Section 2.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.7 provided for indemnification in such case, the Company and the Investor shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in proportion to the relative fault of the Company, on the one hand, and the Investor, on the other hand; provided, however, that in any such case, no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; provided further, however, that in no event shall any contribution under this Section 2.7(d) on the part of any Investor exceed the net proceeds received by the Investor from the sale of Registrable Securities giving rise to such contribution obligation, except in the case of fraud or willful misconduct by the Investor.
(e) The obligations of the Company and the Investor under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Agreement and otherwise.
2.8 SEC Reports. With a view to making available to the Investor the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Investor to sell Registrable Securities of the Company to the public without registration, the Company agrees to at any time that it is a reporting company under Section 13 or 15(d) of the Exchange Act:
(a) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and
(b) furnish to the Investor, so long as the Investor owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing the Investor of any rule or regulation of the SEC (exclusive of Rule 144A) which permits the selling of any Registrable Securities without registration.
2.9 Legend Removal. After the expiration of the Lock-Up Term and provided that such transfer is being made in compliance with this Agreement, the Company shall cause the legends set forth in Section 4.6 to be removed from the Purchased Securities, no later than two (2) Business Days from receipt of a written request from the Investor pursuant to this Section 2.9, to the extent (a) such Purchased Securities have been resold under an effective Registration Statement, (b) such Purchased Securities have been or will be transferred in compliance with Rule 144 under the Securities Act, (c) such Purchased Securities are eligible for resale pursuant to Rule 144(b)(1)(i) under the Securities Act without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) under the Securities Act as to such shares and without volume or manner-of-sale restrictions or (d) the Investor shall have provided the Company with an opinion of counsel, reasonably satisfactory to the Company, stating that such Purchased Securities may lawfully be transferred without registration under the Securities Act.
3. Restrictions on Beneficial Ownership.
3.1 Standstill. During the period (such period, the “Standstill Term”) commencing as of the Closing Date and continuing until the later of (A) the date that concludes any 90 day continuous period during which no Investor Designee serves on the Board, provided that, notwithstanding the foregoing, if the Investor subsequently designates a new Investor Designee that serves on the Board following such 90-day period, the Standstill Term shall be reinstated commencing as of such date that such new Investor Designee serves on the Board, and (B) the date on which the Investor and its Affiliates beneficially own less than five percent (5.0%) of the shares of Common Stock then issued and outstanding, neither the Investor nor any Investor Affiliate Assignee Parent shall do any of the following, either directly or indirectly by causing, requesting or directing its Affiliates to do any of the following, except as expressly approved or invited in writing by the Company:
(a) other than Permitted Purchases and purchases of Additional Subscription Shares, directly or indirectly, acquire beneficial ownership of Common Stock and/or Common Stock Equivalents and/or any instrument that gives the Investor or any of its Affiliates the economic equivalent of ownership of an amount of securities of the Company (a “Derivative”), except, nothing in this Section 3.1(a) shall prevent or prohibit the Investor or any of its Affiliates from (i) investing in a fund with respect to which the Investor or any of its Affiliates does not have or share decision-making authority over investment or divestment decisions; or (ii) in the case of an Affiliate that is a private equity fund or a credit fund, investing through a portfolio company of such fund;
(b) make a tender, exchange or other public offer to acquire Common Stock and/or Common Stock Equivalents;
(c) directly or indirectly, (i) seek to have called any meeting of the stockholders of the Company or propose any matter to be voted upon by the stockholders of the Company, or (ii) propose or nominate for election to the Board any person whose nomination has not been approved by a majority of the Board (excluding the Investor Designee, if any);
(d) directly or indirectly, encourage, accept or support a tender, exchange or other offer or proposal by any other Person or group (an “Offeror”) for securities of the Company (if such offer or proposal would, if consummated, result in a Change of Control of the Company, such offer or proposal is referred to as an “Acquisition Proposal”); provided, however, that from and after the filing of a Schedule 14D-9 (or successor form of Tender Offer Solicitation/Recommendation Statement under Rule 14d-9 of the Exchange Act) by the Company recommending that stockholders accept any such offer filed after such offer has commenced, the Investor shall not be prohibited from taking any of the actions otherwise prohibited by this Section 3.1(d) for so long as the Board maintains and does not withdraw such recommendation;
(e) directly or indirectly, solicit proxies or consents or propose or seek or become a participant in a solicitation (as such terms are defined in Regulation 14A under the Exchange Act), or seek to advise or influence any Person, with respect to voting of any securities of the Company;
(f) deposit any securities of the Company in a voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of such securities, including the granting of any proxy;

(g) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, purchase of any securities of the Company or any Derivative, or any similar transaction involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company, in each case without the prior written consent of the Board (a transaction described in clauses (i) and (ii) that would result in a Change of Control, is referred to as a “Business Combination”);
(h) act in concert with any Third Party to take any action in clauses (a) through (g) above, or, directly or indirectly, form, join or in any way participate in a “partnership, limited partnership, syndicate, or other group” as such terms are used in the rules of the SEC with respect to the Company or any securities of the Company;
(i) request or propose to the Board or the Company (or any of its officers, directors, Affiliates employees, attorneys, accountants, financial advisors and other professional representatives), directly or indirectly, any amendment or waiver of any provision of this Section 3.1 (including this clause (i));
(j) make any public announcement regarding, or take any action that could require the Company to make a public announcement regarding, a potential Business Combination or any of the matters set forth in clauses (a) through (i) above; or
(k) enter into discussions, negotiations, arrangements or agreements with any Person relating to the foregoing actions referred to in (a) through (i) above;
provided, however, that nothing contained in this Section 3.1 shall prohibit the Investor or any of its Affiliates from making confidential, non-public proposals to the Board for a transaction involving a Business Combination following the public announcement by the Company after the Closing Date that it has entered into a definitive agreement with a Third Party for a transaction involving a Business Combination, or the Investor Designee from performing its duties as a member of the Board.
4. Restrictions on Dispositions.
4.1 Lock-Up.
(a) For the period commencing as of the Closing Date and continuing until the date that is the second (2nd) anniversary of the Closing Date (the “Lock-Up Term”), the Investor shall not, and shall cause its Affiliates not to, (x) Dispose of any of the Purchased Securities, any shares of Common Stock purchased in Permitted Purchases, Additional Subscription Shares, or any other shares of Common Stock beneficially owned by them as of the date of this Agreement, together with any shares of Common Stock issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization, or (y) Dispose of any Common Stock issued as (or issuable upon the exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the shares of Common Stock described in clause (x) of this sentence, in each case except (1) with the prior consent of a majority of the Board (excluding the Investor Designee, if any) which consent may be granted or withheld in the Board’s sole discretion, or (2) as provided in Section 4.2 below; provided that such Lock-Up Term shall terminate upon the earlier to occur of (i) a material breach by the Company or Daniel Solomita of any of their obligations under this Agreement, the Purchase Agreement or any of the Joint Venture Transaction Agreements, provided, further, that the Investor has notified the Company or Daniel Solomita (as applicable) of such material breach in writing and, if such material breach is capable of being cured, such material breach remains uncured for 30 days after delivery of such notice, (ii) the expiration of the Joint Venture Negotiation Period without the Joint Venture Transaction Agreements having been executed or the determination by the Investor, in its reasonable discretion, that the negotiations for the Joint Venture Transaction Agreements are not continuing in good faith, and (iii) the Joint Venture Transaction Agreements are terminated.
4.2 Certain Dispositions During Lock-Up.
(a) Disposition in Tender Offer. Notwithstanding Section 4.1, the Investor and its Affiliates may, at any time, Dispose of any of the Purchased Securities, any shares of Common Stock purchased in Permitted Purchases, Additional Subscription Shares or any other shares of Common Stock beneficially owned by them into (i) a tender offer by a Third Party which is not opposed by the Board (but only after the Company’s filing of a Schedule 14D-9, or any amendment thereto, with the SEC disclosing the recommendation of the Board with respect to such tender offer), unless Investor is then in breach of its obligations pursuant to Section 3.1 with respect to the tender offer or (ii) an issuer tender offer by the Company.
(b) Required Disposition. Notwithstanding Section 4.1 but subject to Section 4.3, the Investor and its Affiliates may, at any time, Dispose of any of the Purchased Securities, any shares of Common Stock purchased in Permitted Purchases, Additional Subscription Shares or any other shares of Common Stock beneficially owned by them to the extent the Investor or its Affiliates is ordered or otherwise required to do so by any Law or Governmental Authority. The Company shall use its reasonable best efforts to cooperate with the Investor and its Affiliates to facilitate any such Disposition described in this Section 4.2(b).
4.3 Certain Dispositions and Indirect Transfers. Notwithstanding Section 4.1, in no event shall the Investor or any Investor Affiliate Assignee Parent do any of the following, either directly or indirectly by causing, requesting or directing their respective Affiliates to do any of the following, at any time: Dispose of any Purchased Securities, any shares of Common Stock purchased in Permitted Purchases, Additional Subscription Shares or any other shares of Common Stock beneficially owned by the Investor or any of its Affiliates to any Competitor; provided, however, that the restrictions set forth in this sentence shall not apply to any Disposition of Purchased Securities or Common Stock in an unsolicited open market transaction or a registered offering. Notwithstanding anything herein to the contrary, following an Investor Permitted Assignment and during the Lock-Up Term, the Investor and each Investor Affiliate Assignee Parent shall not (and the Investor and each Investor Affiliate Assignee Parent shall cause their respective Affiliates not to), at any time, effect an Indirect Transfer unless (a) the Indirect Transfer is to a Person that is not a Competitor, and (b) after giving effect to such Indirect Transfer, (i) the outstanding equity interests in the Investor are wholly-owned by the Investor Affiliate Assignee Parents (together with their respective wholly-owned Affiliates), and (ii) the Investor Affiliate Assignee Parents (together with their respective wholly-owned Affiliates) control the Investor to make decisions with respect to its investment in the Company. The

Investor shall provide advance notice of each Indirect Transfer to the Company, including the identity of each Person acquiring an interest in the Investor or the relevant Affiliate.  Notwithstanding anything herein to the contrary, none of the foregoing shall prohibit or restrict the transfer of shares or other securities of any entity that is listed on eng.sk.com/companies (including the subsidiaries of such entities other than any such subsidiary, all or substantially all of the assets of which, consist of securities of the Company, whether directly or indirectly held by such subsidiary).
4.4 Effect of Prohibited Disposition.  If any Disposition or Indirect Transfer is made or attempted contrary to the provisions of this Agreement, (a) such purported Disposition or Indirect Transfer shall be void ab initio, (b) the Company shall have, in addition to all other legal or equitable remedies that it may have, the right to injunctive relief and specific performance to enforce the provisions of this Agreement, and (c) the Company shall have the right to refuse to recognize any transferee in a Disposition as a stockholder for any purpose.
4.5 Compliance with Laws. Notwithstanding any other provision of this Article 4, the Investor acknowledges and agrees that the Purchased Securities and any Additional Subscription Shares may be disposed of only (1) pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or (2) pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities Laws.
4.6 Legends. The Purchased Securities and Additional Subscription Shares will bear restrictive instructions in substantially the following form (and a stop-transfer order may be placed against transfer of the book entries for such Purchased Securities and Additional Subscription Shares):
THE SECURITIES REPRESENTED BY THIS BOOK ENTRY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND ARE SUBJECT TO THE INVESTORS RIGHTS AGREEMENT, DATED JULY 29, 2021 AMONG THE COMPANY, DANIEL SOLOMITA, AND SK GLOBAL CHEMICAL CO., LTD. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT, THE COMPANY SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR OTHER EVIDENCE OF EXEMPTION EXISTS.
4.7 Offering Lock-Up. Until the date that concludes any 90 day continuous period during which no Investor Designee serves on the Board (“Offering Lock-Up Term”), provided that, if the Investor subsequently designates a new Investor Designee that serves on the Board following such 90-day period, the Offering Lock-Up Term shall be reinstated commencing as of such date that such new Investor Designee serves on the Board, the Investor shall, if requested by the Company and an underwriter of an offering of Common Stock or other securities of the Company, agree not to Dispose of any Common Stock and/or Common Stock

Equivalents for a specified period of time, such period of time not to exceed forty-five (45) days; provided that the foregoing restriction shall apply only (a) if and to the extent that all directors and executive officers of the Company and any stockholder of the Company with a board seat are subject to the same restriction for that underwritten offering by the Company and (b) if the Company has notified the Investor of any such proposed offering as soon as reasonably practicable. Such agreement shall be in writing in a form satisfactory to the Company and the underwriter(s) in such offering. The Company may impose stop transfer instructions with respect to the shares of Common Stock and/or Common Stock Equivalents subject to the foregoing restrictions until the end of the specified period of time.
5. Voting Agreement.
5.1 Voting of Shares held by Founder. The Founder agrees that, prior to the date hereof, at any meeting of the shareholders of the Company, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company, with respect to any matter that needs to be approved by shareholders of the Company to give effect to the Investor’s rights under this Agreement, the Purchase Agreement, and the Warrants (the “Required Approvals”), the Founder shall:
(a) appear at such meeting or otherwise cause the shares of the Series A Preferred Stock of the Company and the Common Stock for which the Founder is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over (the “Founder Shares”) to be counted as present thereat for purposes of calculating a quorum; and
(b) vote (or cause to be voted), or deliver a proxy (or cause a proxy to be delivered) covering all of the Founder Shares that the Founder shall be entitled to so vote, provided that, in the case of the Founder Shares that are shares of Series A Preferred Stock of the Company, the Founder may, where applicable, deliver an action by written consent with respect to such Founder Shares in lieu of voting such Founder Shares at a meeting of the shareholders of the Company, (i) in favor of the Required Approvals, and (ii) against any proposal that conflicts with or would interfere with the exercise of the Investor’s rights under this Agreement.
5.2 Founder Covenant. Prior to the termination of this Agreement, Founder agrees not to enter into any agreement, arrangement or understanding (whether written or oral, binding or non-binding) with any Person to vote, act by written consent, or give instructions in any manner inconsistent with Section 5.1.  Any such vote shall be cast, or consent shall be given, in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.
6. Board Composition.
(a) Subject to the terms of this Section 6, effective as of the Closing Date, the Board will appoint a designee of the Investor (the “Investor Designee”), reasonably acceptable to the Board, as a director of the Company for a term expiring at the Company’s next annual meeting of stockholders or upon such Investor Designee’s earlier death, disability, resignation or removal (including removal by operation of Law). The Company and the Investor agree that Jonghyuk Lee shall be the initial Investor Designee. The Company agrees that, during the Director Period, the Board shall nominate the individual serving as such Investor Designee (or any individual subsequently designated by the Investor to serve as the Investor Designee) for election or re-election, as the case may be, as a director at each subsequent meeting of the Company’s stockholders at which directors are to be elected, and use commercially reasonable efforts to cause the Investor Designee to be elected or re-elected, including providing the same level of support as is provided for other nominees. Upon the end of the Director Period, the Investor shall cause the Investor Designee to tender to the Board, as soon as practicable and in any event within five (5) days following the end of the Director Period, his or her resignation from the Board. During the Director Period, the Company will not decrease the size of the Board if such decrease would require the resignation of the Investor Designee.
(b) As a condition to any appointment or nomination for election to the Board, each Investor Designee shall (i) meet the qualifications required of all directors of the Company by the Company’s Nominating and Corporate Governance Committee and those mandated by applicable Law, (ii) agree, in writing, to be bound by the terms and conditions of all of the Company’s policies applicable to its directors, (iii) make such acknowledgements and enter into such agreements as the Company requires of all directors, including, without limitation, with respect to confidentiality, the Company’s code of ethics, insider trading policy and Section 16 reporting procedures, and (iv) be able to dedicate sufficient time and resources for the diligent performance of the duties required of a member of the Board (the “Director Conditions”). Without limiting the foregoing, each proposed Investor Designee shall be subject to satisfaction of the criteria for Board membership established by the Nominating and Corporate Governance Committee of the Board, including the director qualification criteria thereof, as determined in the reasonable and good faith discretion of the Nominating and Corporate Governance Committee of the Board and the Board in the same manner as the Nominating and Corporate Governance Committee of the Board and the Board would consider any candidate for Board membership. The Board or the Nominating and Corporate Governance Committee of the Board will evaluate the Investor Designee for potential roles on the committees of the Board, consistent with evaluations of other directors for such positions and subject to applicable Law and the listing rules and requirements of The Nasdaq Global Market.
(c) If an Investor Designee resigns from the Board, is removed, or refuses or is unable to serve or fulfill his or her duties as a director because of death or disability, in each case prior to the expiration of the Director Period, the Investor shall have the right to select a replacement Investor Designee, reasonably acceptable to the Board and subject to compliance with the Director Conditions, and shall provide the Company with the name of and relevant background information for such replacement Investor Designee. Subject to the terms of this Section 6, within twenty (20) days following receipt of such information and compliance with the Director Conditions, the Board will appoint such replacement Investor Designee to the Board to replace the departing Investor Designee to serve the remaining term of the departing Investor Designee, and the replacement Investor Designee shall be considered an Investor Designee for all purposes of this Section 6.
(d) All confidential or proprietary information and data relating to the Company and its Affiliates provided by the Company to the Investor Designee shall be deemed confidential information and will be kept confidential and not disclosed to any Person outside of the Company. Notwithstanding the confidentiality obligations set forth in Section 6(b)(iii) and the foregoing, and subject to Section 8.16, the Investor Designee shall be permitted to disclose such confidential information to the executive officers and members of the board of directors (or equivalent governance body) of the Investor, its shareholders and its advisers (such as legal counsel) having a duty of confidentiality to the Investor, provided (i) such disclosure is made on a need-to-know basis solely for the purposes of, and to the extent necessary to, monitor and make decisions regarding the Investor’s investment in the Company, and (ii) that the Investor will be liable for any breach by any of such Persons of the confidentiality obligations applicable to the Investor Designee. Upon the resignation or removal of the Investor Designee from the Board and written request (including via email) from the Company, such Investor Designee shall either promptly (x) destroy all confidential information of the Company that he or she received in his or her capacity as a director in his or her possession or control and any copies thereof or (y) return to the Company all confidential information of the Company that he or she received in his or her capacity as a director in his or her possession or control and any copies thereof (but the Investor Designee need not purge electronic archives and backups), and, in either case, confirm in writing (which may be via email) to the Company that all such material has been destroyed or returned, as applicable, in compliance with this Section 6.
(e) If any Investor Designee is an employee of, or otherwise compensated by, the Investor or any of its Affiliates, such Investor Designee shall not be entitled to any compensation from the Company in connection with his or her role as a director or service on the Board or any committee. The Investor Designee will be entitled to reimbursement from the Company of out of pocket expenses in connection with his or her role as a director consistent with other directors on the Board.
(f) Notwithstanding anything contained herein to the contrary, if the Board (or any committee thereof) shall consider (i) a proposed contract, transaction or other arrangement between the Investor or any Investor Affiliate Assignee Parent (or any of their respective Affiliates), on the one hand, and the Company or any of its Affiliates, on the other hand, (ii) the enforcement or waiver of the rights of the Company or any of its Affiliates under any agreement between the Investor or any Investor Affiliate Assignee Parent (or any of their respective Affiliates), on the one hand, and the Company or any of its Affiliates, on the other hand, or (iii) a matter which the Board determines in good faith presents an actual or potential conflict of interest for the Investor Designee, then the Investor Designee will, if directed by the chairperson of the Board or the remaining directors, be excluded from participation in such Board or committee meeting (or portion thereof, as applicable) at which such matters are to be discussed, and the Investor Designee will not be entitled to receive copies of the materials or other documents relating to such matter or meeting (or portion thereof, as applicable).
7. Subscription Right.
7.1 General.  The Company hereby grants to the Investor a subscription right (the “Subscription Right”) to purchase, following consummation of the issuance of any New Securities by the Company after the Closing Date (a “New Securities Issuance”), such amount of the same type of New Securities as those issued in such New Securities Issuance as required to maintain its fully-diluted ownership as at immediately prior to such New Securities Issuance, on the same terms and conditions that are applicable to such New Securities in such New Securities Issuance and at a price per share or security equal to the price paid by the purchaser(s) in such New Securities Issuance (“Additional Subscription Shares”), provided that if the Company issues shares of Common Stock or Common Stock Equivalents after the Closing Date in a New Securities Issuance pursuant to the acquisition of another Person by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement and the Investor Designee does not approve such acquisition (such issuance, a “Qualified Acquisition Issuance”), then the Investor shall have the right to subscribe for Additional Subscription Shares only by payment of cash consideration at the Volume-Weighted Average Closing Price of the 30 consecutive Trading Day period before the date of the announcement of such transaction and on other terms to be mutually agreed between the Company and the Investor; provided, further, that the Investor shall have such Subscription Right only if the Investor beneficially owns at least five percent (5.0%) of the shares of Common Stock then issued and outstanding.  For purposes of this Section 7, “fully-diluted ownership” shall mean the issued and outstanding Common Stock of the Company, assuming the conversion of all Common Stock Equivalents.
7.2 Procedures. In the event that the Company consummates a New Securities Issuance, it shall provide the Investor with written notice of such New Securities Issuance within 5 Business Days after the consummation thereof (a “Subscription Notice”), describing the amount and type of New Securities, the identity of the purchaser(s) and the price and the other material terms upon which the Company issued such New Securities.  The Investor shall have twenty (20) Business Days from the date of receipt of the Subscription Notice to agree in writing to purchase up to the Additional Subscription Shares by executing the definitive purchase documentation on the same price, terms and conditions as those applicable to such New Securities Issuance (in the case of a New Securities Issuance that is not a Qualified Acquisition Issuance), or by payment of cash consideration at the Volume-Weighted Average Closing Price of the 30 consecutive Trading Day period before the date of the announcement of the applicable transaction and on other terms to be mutually agreed between the Company and the Investor (in the case of a Qualified Acquisition Issuance), provided that under no circumstances shall this Section 7 entitle the Investor to designate another member of the Board or, for the avoidance of doubt, to enter into any new business relationship with the Company or to have any rights against the Company other than as an investor in the Company, provided, further, that, without limitation to the Investor’s rights under Section 2, under no circumstances shall the Company be required to register Additional Subscription Shares under the Securities Act or qualify the Additional Subscription Shares under the securities Laws of any other jurisdiction in connection with the issuance thereof.  If the Investor fails to so respond in writing within such twenty (20) Business Day period to purchase its Additional Subscription Shares, then the Investor shall forfeit its Subscription Right hereunder with respect to such New Securities Issuance.  Notwithstanding the foregoing, any consummation by the Investor of the Subscription Right shall be subject to the satisfaction of all necessary Company shareholder approval requirements and the obtainment of all necessary consents, approvals and waivers under applicable Law.
8. Miscellaneous.
8.1 Governing Law; Submission to Jurisdiction. The law, including the statutes of limitation, of the State of New York shall govern this Agreement, the interpretation and enforcement of its terms and any claim or cause of action (in law or equity), controversy or dispute arising out of or related to it or its negotiation, execution or performance, whether based on contract, tort, statutory or other law, in each case without giving effect to any conflicts-of-law or other principle requiring the application of the law of any other jurisdiction.

8.2 Dispute Resolution.  The parties agree that any dispute or controversy arising out of, relating to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be arbitrated pursuant to the provisions of the Rules of Arbitration of the International Chamber of Commerce (the “ICC Arbitration Rules”), by three arbitrators (the “Tribunal”) appointed in accordance with the ICC Arbitration Rules (the “Arbitration”). The arbitration will be conducted in English, and shall take place in San Francisco, California, or such other location as the parties and the Tribunal may agree. The arbitral award (the “Award”) shall (a) be rendered within 120 days after the Tribunal’s acceptance of its appointment; (b) be delivered in writing; (c) state the reasons for the Award; (d) be the sole and exclusive final and binding remedy with respect to the Dispute between and among the parties without the possibility of challenge or appeal, which are hereby waived; and (e) be accompanied by a form of judgment. The Award shall be deemed an award of the United States, the relationship between the parties shall be deemed commercial in nature, and any Dispute arbitrated pursuant to this Section 8.2 shall be deemed commercial. The Tribunal shall have the authority to grant any equitable or legal remedies, including entering preliminary or permanent injunctive relief; provided, however, that the Tribunal shall not have the authority to award (and the parties waive the right to seek an award of) punitive or exemplary damages.
8.3 Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
8.4 Notices. All notices, instructions and other communications hereunder or in connection herewith shall be in writing, shall be sent to the address of the relevant party set forth on Exhibit A attached hereto and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. Any party may change its address by giving notice to the other parties in the manner provided above.
8.5 Entire Agreement. This Agreement, the Purchase Agreement (once executed), the Joint Venture Transaction Agreements (once executed) and the Warrants (including all exhibits hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous arrangements or understandings, whether written or oral, with respect hereto and thereto.
8.6 Amendments. No provision in this Agreement shall be modified or amended except in a writing executed by an authorized representative of each of the parties the Company and the Investor, and, in the case of Section 5, by the Founder.

8.7 Interpretation. When a reference is made in this Agreement to a section, subsection, article, exhibit or schedule such reference shall be to a section, subsection, article, exhibit or schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any exhibit or schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any exhibit or schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.  Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice-versa.  This Agreement has been prepared jointly and will not be construed against either party.
8.8 Severability. If, under applicable Laws, any provision hereof is invalid or unenforceable, or otherwise directly or indirectly affects the validity of any other material provision(s) of this Agreement in any jurisdiction (“Modified Clause”), then, it is mutually agreed that this Agreement shall endure and that the Modified Clause shall be enforced in such jurisdiction to the maximum extent permitted under applicable Laws in such jurisdiction; provided that the parties shall consult and use all reasonable best efforts to agree upon, and hereby consent to, any valid and enforceable modification of this Agreement as may be necessary to avoid any unjust enrichment of either party and to match the intent of this Agreement as closely as possible, including the economic benefits and rights contemplated herein.
8.9 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Investor or the Company without (a) the prior written consent of the Company in the case of any assignment by the Investor or (b) the prior written consent of the Investor in the case of an assignment by the Company or the Founder; provided that no such consent shall be required from the Investor in connection with any acquisition of the Company or a majority of the outstanding shares of Common Stock, in each case in a single or series of related transactions. Notwithstanding anything to the contrary, SK global chemical Co., Ltd. may assign its rights and obligations as Investor under this Agreement and the Purchase Agreement to any of its Affiliates in which it directly owns a majority of the total voting power represented by all shares of capital stock and any other voting securities of such Affiliate (an “Investor Affiliate Assignee”) from time to time without the consent of the Company or the Founder, provided that (i) the Investor Affiliate Assignee shall be deemed to be the “Investor” for purposes of this Agreement and the Purchase Agreement, and shall be entitled to all rights, and shall be subject to all obligations, of the Investor hereunder and thereunder, (ii) each of the Investor Affiliate Assignee’s most immediate owners that are listed on eng.sk.com/companies (excluding any subsidiaries of any Persons listed thereon) (each an “Investor Affiliate Assignee Parent”) executes and delivers to the Company a joinder in such form that is reasonably satisfactory to the Company under which such Investor Affiliate Assignee Parent acknowledges and agrees to be bound by all provisions applicable to an Investor Affiliate Assignee Parent under this Agreement and under the Purchase Agreement (an “Investor Affiliate Assignee Joinder”), provided that an Investor Affiliate Assignee Parent that (A) owns less than 10% of the voting securities of the Investor Affiliate Assignee (measured by voting power) and (B) does not otherwise control the power to vote 10% or greater of the voting securities of the Investor Affiliate Assignee or otherwise have the right to direct the management or policies of the Investor Affiliate Assignee shall not be required to execute an Investor Affiliate Assignee Joinder, (iii) SK global chemical Co., Ltd. shall be, upon such assignment, subject to all provisions applicable to, and shall be deemed, an Investor Affiliate Assignee Parent under this Agreement and under the Purchase Agreement, and (iv) SK global chemical Co., Ltd. shall remain bound by all obligations of the Investor under this Agreement and under the Purchase Agreement, unless SK global chemical Co., Ltd. provides guarantees in such form that is reasonably satisfactory to the Company from such other Investor Affiliate Assignee Parents that have (1) substantially the same creditworthiness as SK global chemical Co., Ltd. (as determined in the reasonable discretion of the Company) and (2) have executed and delivered to the Company Investor Affiliate Assignee Joinders, under which each such Investor Affiliate Assignee Parent unconditionally and irrevocably guarantees to the Company the full and punctual performance of and compliance with all covenants, agreements and other obligations of the Investor, now or hereafter existing, under this Agreement or the Purchase Agreement, provided that (x) such guarantee may be made on a several but not joint basis by each Investor Affiliate Assignee Parent executing such guarantee, provided, further, that under no circumstances shall the Investor Affiliate Assignee Parents executing such guarantee in accordance with this Section 8.9, together with SK global chemical Co., Ltd., be liable in the aggregate for less than all of the Investor’s obligations hereunder and (y) upon any breach or default by the Investor, the Company shall not be obligated to first attempt enforcement against the Investor under such guarantee (such assignment, an “Investor Permitted Assignment”).
8.10 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assignees of the parties.
8.11 Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile, pdf or other electronic format, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
8.12 Fees and Expenses. Except as otherwise provided herein and therein, all fees and expenses incurred in connection with or related to this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.
8.13 Third Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Third Party, including any creditor of any party hereto. No Third Party shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any debt, liability or obligation (or otherwise) against any party hereto.

8.14 Remedies. The rights, powers and remedies of the parties under this Agreement are cumulative and not exclusive of any other right, power or remedy which such parties may have under any other agreement or Law. No single or partial assertion or exercise of any right, power or remedy of a party hereunder shall preclude any other or further assertion or exercise thereof.
8.15 Specific Performance. The parties hereby acknowledge and agree that the rights of the parties hereunder are special, unique and of extraordinary character, and that if any party refuses or otherwise fails to act, or to cause, direct or request its Affiliates to act, in accordance with the provisions of this Agreement, such refusal or failure would result in irreparable injury to the Company, the Investor or the Founder as the case may be, the exact amount of which would be difficult to ascertain or estimate and the remedies at law for which would not be reasonable or adequate compensation.  Accordingly, if any party refuses or otherwise fails to act, or to cause its Affiliates to act, in accordance with the provisions of this Agreement, then, in addition to any other remedy which may be available to any damaged party at law or in equity, such damaged party will be entitled to obtain specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual or threatened damages, which remedy such damaged party will be entitled to seek in any court of competent jurisdiction. Each party hereto hereby further waives any defense in any action for specific performance that a remedy at law would be adequate.
8.16 Confidentiality. The Investor and each Investor Affiliate Assignee Parent shall, and shall cause their respective Affiliates and Representatives to, keep confidential any information (including oral, written and electronic information) concerning the Company, its subsidiaries or its Affiliates that may be furnished to the Investor, any Investor Affiliate Assignee Parent or their respective Affiliates or Representatives by or on behalf of the Company or any of its Representatives pursuant to this Agreement (the “Confidential Information”) and to use the Confidential Information solely in connection with the Investor’s investment in the Company; provided that the Confidential Information will not include information that (a) is, was or becomes available to the public (other than as a result of a breach of any confidentiality obligation by the Investor, any Investor Affiliate Assignee Parent or their respective Affiliates), (b) is or has been independently developed or conceived by the Investor, any Investor Affiliate Assignee Parent or their respective Affiliates without use of the Confidential Information or (c) is or has been made known or disclosed to the Investor, any Investor Affiliate Assignee Parent or their respective Affiliates by a Third Party without a breach of any confidentiality obligations such Third Party has to the Company that is known to the Investor, any Investor Affiliate Assignee Parent or their respective Affiliates; provided further that, the Investor may disclose the Confidential Information (i) to its Representatives in connection with its investment in the Company, (ii) to any prospective purchaser of any shares of Common Stock from the Investor and their respective Representatives, provided that (A) to the knowledge of the Investor upon reasonable inquiry, such prospective purchaser is not a Competitor or otherwise a party to whom the Investor is not permitted to transfer Common Stock pursuant to Section 4.3 of this Agreement, (B) such prospective purchaser agrees to be bound by a confidentiality or non-disclosure agreement with the Investor that is no less restrictive than the confidentiality obligations set forth herein, as the case may be, and agrees to bind each of its Representatives who receives any Confidential Information to also be subject to confidentiality or non-disclosure agreements that are no less restrictive than the confidentiality obligations set forth herein, and

(C) within seven (7) days of providing any Confidential Information to any such prospective purchaser, the Investor provides notice to the Company identifying such prospective purchaser, (iii) to any Investor Affiliates and their respective Representatives, in each case in the ordinary course of business (provided that the recipients of such Confidential Information are subject to a confidentiality and non-disclosure obligation no less restrictive than the confidentiality obligations set forth herein), or (iv) as may otherwise be required by law or legal, judicial or regulatory process, provided that (x) the Investor provides prompt prior written notice to the Company notifying the Company of the manner, scope and justification for such disclosure, (y) the Investor takes reasonable steps to minimize the extent of any required disclosure described in this clause (iv) and (z) such disclosure requirement does not arise from a breach of Section 3 of this Agreement; and provided, further, that the acts and omissions of any Person to whom the Investor may disclose the Confidential Information (and such Person’s Representatives who receive any such Confidential Information) pursuant to clauses (i), (ii) and (iii) of the preceding proviso shall be attributable to the Investor for purposes of determining the Investor’s compliance with this Section 8.16, except those who have entered into a separate confidentiality or non-disclosure agreement, or are subject to a separate confidentiality or non-disclosure obligation, with the Company.  Notwithstanding anything to the contrary set forth herein or set forth in the Purchase Agreement, under no circumstances shall the Investor or an Investor Affiliate Assignee Parent that has executed and delivered to the Company an Investor Affiliate Assignee Joinder disclose any Confidential Information (as defined herein and as defined under the Purchase Agreement) to any Person that owns any shares of Investor that is not an Investor Affiliate Assignee Parent and has not executed and delivered to the Company an Investor Affiliate Assignee Joinder (each an “Investor Affiliate Holder”), except for such disclosures either (1) made with the prior written consent of the Company or (2) made to such Investor Affiliate Holders that have entered into a separate confidentiality or non-disclosure agreement with the Company. Any Investor Permitted Assignment shall be deemed to exclude the right of an Investor Affiliate Holder to accessing such Confidential Information.
8.17 Termination. Any of Investor’s or Investor Affiliate Assignee Parent’s obligations set forth in this Agreement shall terminate once such Person no longer holds, directly or indirectly, any equity interest or voting power in the Company.
(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.
LOOP INDUSTRIES, INC.

By:
Name:
Title:

FOUNDER:

Daniel Solomita

Solely for purposes of Section 5

 Signature Page to Investors Rights Agreement

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

SK GLOBAL CHEMICAL CO., LTD.

By:
Name:
Title:

 Signature Page to Investors Rights Agreement

EXHIBIT A

NOTICE ADDRESSES

Company and the Founder
Loop Industries, Inc.
Address:	480 Fernand-Poitras Terrebonne Québec, Canada J6Y 1Y4
Attention:	Daniel Solomita
Telephone:	+1 (450) 951-8555
Email:	solomita@loopindustries.com
with a copy, with shall not constitute notice, to:
Covington & Burling LLP
Address:	Salesforce Tower 415 Mission Street, Suite 5400 San Francisco, CA San Francisco, CA 94105-2533
Attention:	Denny Kwon
Telephone:	+1 (415) 591 7090
Email:	dkwon@cov.com

Investor
SK global chemical Co., Ltd.
Address:	26, Jongro, Jongno-gu Seoul, Korea 03127
Attention:	Sungyoung Baek
Telephone:	+82 2 2121 5724
Email:	skbsy@sk.com